Filed by Trine Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Trine Acquisition Corp.

Commission File No. 001-38835

Date: August 26, 2020

The following is a transcript of an interview of Ric Fulop, Co-Founder, Chairman and Chief Executive Officer of Desktop Metal, Inc., on CNBC’s Squawk Box on August 26, 2020.

Andrew Ross Sorkin, CNBC:

Another day and another SPAC. Another company going public through a SPAC, a blank check company, and this one though has some very well-known names behind it.

Just happening this morning, the company Desktop Metal, a provider of 3D printing technology is going to be merging with Trine, a media-centric blank check company that was headed by former YES Network CEO, Leo Hindery. The transaction is going to be raising up to $575 million, $300 million from Trine’s cash held in trust and $275 million from a so-called PIPE, a private investment in public equity. The PIPE is led by Chamath Palihapitiya, known to many people on our show right here, also Bill Miller, Ron Baron and former Tesla CTO, as well. The deal is expected to close in the fourth quarter, with Desktop Metal expected to have an equity value of about $2.5 billion.

I don’t know if you remember guys but we had Ric Fulop on many years ago, not when he was first starting but when they were still considered a start-up so it’s great to see when companies succeed like this. Ric Fulop, CEO of Desktop Metal, good morning to you. Thanks for joining us. Congratulations on the deal. This is not how I think it was supposed to go though, Ric. I remember when we talked many years ago I think you wanted, I mean everybody wants to have an IPO, but a traditional IPO where you go to the floor of the New York Stock Exchange or the Nasdaq and you do the whole thing and you sell stock to public investors that way. Why did you decide to do it this way?

Ric Fulop, Desktop Metal:

Well I think that would have been our traditional plan but this is a little bit more efficient and I think the pandemic changes the way that you do things and we’re really happy with the outcome, it’s fantastic and we found fantastic partners in Leo and the rest of the Trine crew.

Sorkin:

How much does this whole SPAC phenomenon accelerate your plans? Meaning if SPACs didn’t exist the way they do today, do you think you would have gone public now? Do you think this would have happened, you know, two years from now?

Fulop:

I mean there’s a bit of acceleration for sure but you know our business is actually accelerating too. We have distribution in 60 countries and we’re growing so it’s definitely a great opportunity for the company. We have a fantastic opportunity ahead with a market that’s going from $12 billion last year to $150 billion by the end of the decade.

Sorkin:

So Ric, one of the big questions that investors typically have on a morning like this, given that you haven’t had a roadshow if you will, or a traditional roadshow, to talk about the company, obviously you do 3D printing, industrial 3D printing, who would you compare yourself to? People are going to sit around and try to do the comps on this company and say, ok, what are the other public comps and what should the real valuation of this company be and what kind of multiple should we ascribe to the numbers?

Fulop:

I mean that’s an excellent question. I think what’s unique about our company is we’ve got technology that’s completely different than what’s in the market today. We have the world’s fastest printing systems. They’re 100 times faster than previous generation technology. They make parts at a fraction of the cost of legacy systems. And that’s what’s new here. It’s difficult to find a comp from older first generation technologies so this is really an additive 2.0 story. But there are lots of comps in our space, companies like Protolabs, where in my previous life we were investors before they were public, and you know there’s a variety of other tech industrial businesses like Cognex and other folks that sell products that have a high margin recurring revenue stream like our products do.

Forward Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Desktop Metal, Inc. (“Desktop”) and Trine Acquisition Corp. (“Trine”), including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the services offered by Desktop and the markets in which it operates, and Desktop’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Trine’s securities, (ii) the risk that the transaction may not be completed by Trine’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Trine, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the agreement and plan of merger by the shareholders of Trine and Desktop, the satisfaction of the minimum trust account amount following redemptions by Trine’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the agreement and plan of merger, (vi) the effect of the announcement or pendency of the transaction on Desktop’s business relationships, performance, and business generally, (vii) risks that the proposed transaction disrupts current plans of Desktop and potential difficulties in Desktop employee retention as a result of the proposed transaction, (viii) the outcome of any legal proceedings that may be instituted against Desktop or against Trine related to the agreement and plan of merger or the proposed transaction, (ix) the ability to maintain the listing of Trine’s securities on the New York Stock Exchange, (x) the price of Trine’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which Desktop plans to operate, variations in performance across competitors, changes in laws and regulations affecting Desktop’s business and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, and (xii) the risk of downturns in the highly competitive additive manufacturing industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Trine’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, the registration statement on Form S-4 and proxy statement/consent solicitation statement/prospectus discussed below and other documents filed by Trine from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Desktop and Trine assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Desktop nor Trine gives any assurance that either Desktop or Trine will achieve its expectations.

Additional Information and Where to Find It

This document relates to a proposed transaction between Desktop and Trine. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Trine intends to file a registration statement on Form S-4 that will include a proxy statement of Trine, a consent solicitation statement of Desktop and a prospectus of Trine. The proxy statement/consent solicitation statement/prospectus will be sent to all Trine and Desktop stockholders. Trine also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Trine and Desktop are urged to read the registration statement, the proxy statement/consent solicitation statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the proxy statement/consent solicitation statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Trine through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by Trine may be obtained free of charge from Trine’s website at www.trineacquisitioncorp.com or by written request to Trine at Trine Acquisition Corp., 405 Lexington Avenue, 48th Floor, New York, NY 10174.

Participants in the Solicitation

Trine and Desktop and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Trine’s stockholders in connection with the proposed transaction. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/consent solicitation statement/prospectus regarding the proposed transaction. You may obtain a free copy of these documents as described in the preceding paragraph.

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